UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stage Stores, Inc.

File No. 001-14035 - CF#29138

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Stage Stores, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on December 6, 2012, as amended on March 7, 2013.

Based on representations by Stage Stores, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through July 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

    Pamela Howell
    Special Counsel